MEDICALE CORP

Otar Lortkifanidze 16

Tbilisi

Georgia, 0114

+17026054432

medicalecorp@gmail.com

Medicalecorp@protonmail.com

December 10, 2020

Nudrat Salik, Terence O'Brien,

Alan Campbell and Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street,

Washington, DC 20549

Reference:	Medicale Corp
Registration Statement on Form S-1
Filed November 12, 2020
File No. 333-250025

Nudrat Salik, Terence O'Brien, Alan Campbell and Celeste Murphy,

In response to your letter dated December 08, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 12, 2020

Form S-1 filed November 12, 2020

Prospectus Summary

Our Business, page 3

1. We note your statement that you have purchased an operative website with a news blog. Please revise your disclosure to clarify whether you purchased an existing website or whether you purchased a domain name and created a website. If you purchased an existing website, please disclose the previous operator of that website.

Response: We have revised our disclosure as follows:

We have purchased an existing website from Vazha Berezhiani. He was the previous operator.

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2. We note your statements here and in Description of Our Business that you anticipate offering your products at a 15-20% mark-up from your cost to acquire the products. Please revise your disclosure to discuss whether you have an established wholesale source of supply for your products.

Response: We have revised our disclosure:

We are currently negotiating with manufacturing companies directly in order to establish wholesale deliveries and get wholesale prices for dietary supplements to distribute on our website.

Risk Factors

Market for penny stocks has suffered in recent years from patterns of fraud and abuse, page 11

3. We note your citation of SEC Release No. 34-29093 stating that the market for penny stocks has suffered in recent years from patterns of fraud and abuse. We further note that SEC Release No. 34-29093 dates from 1991. Please revise your disclosure to discuss more recent trends in the penny stock market.

Response: We have revised the information:

According to SEC releases: No. 23496, No. 2015-129, No.23864, No. 23881, No. 2014-21, No. 2020-72 the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	ownership and operation a registered broker-dealer engaging in manipulative trading, providing illegal kick-backs, and distributing promotional mailings of glossy "newsletters" with fake publication in order to tout the stocks and other false information about the promoters' identity, compensation, and control of the stock.
•	promoters illegally selling penny stock shares secretly obtaining through offshore front companies.
•	stock promoters involving in the manipulation and artificial inflation of the share price of a companies.
•	touting a thinly-traded microcap stock through false and misleading statements about the company to the marketplace. After purchasing low and pumping the stock price higher by creating the appearance of market activity, then dumping the stock to make huge profits by selling it into the market at the higher price.
•	being not registered as a securities dealer with the SEC and purchasing convertible notes from penny stock issuers, converting the notes into shares of stock at a large discount from the market price, and selling those newly issued shares into the market at a significant profit.

Dilution, page 17

4. In your dilution calculations pursuant to Item 506 of Regulation S-K, please use net offering proceeds rather than gross offering proceeds. We note that Item 13 on page II-1 indicates that you expect to incur offering costs of $11, 011. Also, please use net tangible book value per share, as instructed by Item 506 of Regulation S-K. It appears net tangible book value is ($.004), after deducting intangible assets. Please advise or revise as necessary.

Response: Intangible assets are not paid for and amortization has not been calculated at the moment because it is immaterial; therefore, we have not deducting them in this dilution table below.

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We made the following changes:

	25% Offering	50% Offering	75% Offering	100% Offering

Book value per share before the offering	$(0.0004)	$(0.0004)	$(0.0004)	$(0.0004)
Book value per share after the offering	$0.0040	$0.0058	$0.0068	$0.0074
Increase in book value per share to original shareholders	0.0044	0.0062	0.0072	0.0078
Number of shares outstanding before offering	3,400,000	3,400,000	3,400,000	3,400,000
Dilution to purchasers	$0.0060	$0.0042	$0.0032	$0.0026
Dilution as percentage	60%	42%	32%	26%
Gross offering proceeds	$25,000	$50,000	$75,000	$100,000
Number of shares after offering held by public investors	5,900,000	8,400,000	10,900,000	13,400,000
Purchasers of shares percentage of ownership after offering	42%	60%	69%	75%
Existing stockholders percentage of ownership after offering	58%	40%	31%	25%

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 22

5. We note your statement that Mr. Borisi Alborovi has agreed to loan you funds to implement your business plan. Please update your disclosure to clarify whether this agreement has been documented in writing. If so, please file the written agreement as an exhibit to your registration statement. Please also disclose the amount of funds that Mr. Alborovi has agreed to lend to you to implement your business plan.

Response: We updated the disclosure:

Mr. Borisi Alborovi has verbally agreed to loan us funds up to $25,000 to implement our business plan.

Liquidity and Capital Resources, page 23

6. We note your statement that if you raise 25% of the money from this offering, you believe it will fund operations for approximately three months. Elsewhere in the document, you state that $25,000 (25% of this offering) would be enough to support your operations for one year. Please reconcile the inconsistency in your disclosure.

Response: We have reconciled the inconsistency.

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Financial Statements

Note 5 – Intangible Assets , page F-9

7. Please provide the disclosures required by ASC 350-30-50, including the amortization period for your website intangible asset and the estimated aggregate amortization expense for each of the five succeeding fiscal years.

Response: We have provided the required disclosures.

Please direct any further comments to :

Borisi Alborovi

Email:	medicalecorp@gmail.com
Medicalecorp@protonmail.com

Telephone: +17026054432

Sincerely,

/s/ Borisi Alborovi

Borisi Alborovi, CEO

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